November 16, 2010

David Lu
President and Chief Financial Officer
Fusiontech, Inc. (F.K.A. ZapNaps, Inc.)
No. 8 Mingshui Road
Changchun, Jilin Province, China

> **Re:** **Fusiontech, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010**
> **Form 10-Qs for Fiscal Quarters Ended**
> **April 30, 2010, July 31, 2010 and October 31, 2010**
> **Filed June 11, 2010, September 13, 2010 and November 12, 2010**
> **File No. 000-53837**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2010

Item 9A. Controls and Procedures, page 17

1. We note you identified material weaknesses and concluded that your internal control over financial reporting (ICFR) was ineffective at January 31, 2010. We also note that you concluded that your disclosure controls and procedures (DCP) were effective at January 31, 2010. Please note that DCP include the components

of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. As such, tell us how the factors you considered to support your conclusion that DCP was effective at January 31, 2010 or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your DCP of the end of the fiscal year and any remediation plans that have or will be enacted.

2. We note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:
    - Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to the end of the period as indicated by your disclosure.
    - A partial definition of disclosure controls and procedures has been provided. Your disclosure should be revised to remove the partial definition or to provide the full definition of disclosure controls and procedures.

    Please revise to address each of the matters noted above.

Internal Control over Financial Reporting

3. Please specify the framework (e.g. COSO) used by management to evaluate the effectiveness of your internal controls over financial reporting in accordance with Item 308(a)(2) of Regulation S-K. Please note that "criteria…established in SEC guidance" is not considered a framework.

Exhibit 31 – Section 302 Certification

4. We note that your Section 302 certification does not comply with the language required by Item 601 of Regulation S-K in the following respects:
    - Paragraph 4.a should reference disclosure controls and procedures rather than internal control over financial reporting.
    - Reference should be made to the "registrant's" board of directors rather than the "small business issuer's" board of directors in the fifth paragraph.

    Please revise your certifications to comply with the issues above.

Form 10-Q for Fiscal Quarter Ended April 30, 2010
Form 10-Q for Fiscal Quarter Ended July 31, 2010
Form 10-Q for Fiscal Quarter Ended October 31, 2010

Item 4T. Controls and Procedures

Disclosure Controls and Procedures, page 11

5. Please revise to provide the disclosures required by Item 307 of Regulation S-K regarding disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services